March 12, 1999


The Bailey Company, LLLP
601 Corporate Circle
Golden, CO 80401
Attention:     Mr. William D. Whitehurst
               Chief Financial Officer and Vice President


Gentlemen:

     This letter will set forth the agreement between Good Times Restaurants Inc. ("Good times") and The Bailey Company, LLLP with respect to the purchase by The Bailey Company, LLLP and persons or entities controlling, controlled by or under common control with it, all of which are tegether hereinafter referred to as "Bailey", of shares of Good Times common stock (the "Stock").

1. On March 31, 1999, (the "First Closing") Bailey shall purchase from Good Times 100,000 shares of Stock at a purchase price of $3.00 per share for an aggregate purchase price of $300,000. On June 30, 1999, or upon such earlier date as Bailey obtains a loan intended to be utilized in part for the purchase of the Stock (the "Second Closing") Bailey shall purchase from Good Times 250,000 shares of Stock at a purchase price of $3.00 per share for an aggregate purchase price of $750,000. At each Closing, Bailey shall pay the purchase price to Good Times in cash and Good Times shall issue a certificate for the Stock to such entity or entities as designated by Bailey. Notwithstanding the foregoing, Bailey shall not be required to purchase the Stock at the Second Closing if prior thereto there has benn a substantial adverse change in the business, financial condition or future prospects of Good Times involving, for example, a disease caused by Good Times' food products, commencement of a bankruptcy proceeding or comparable catastrophic occurrence.

2. At the Second Closing, Good Times shall issue to Bailey a warrant entitling Bailey to purchase at any time or times on or before March 31, 2004, up to 25,000 shares of common stock of Good Times at a purchase price of $4.00 per share (the "Warrant"). Notwithstanding the foregoing, (I) the Warrant shall terminate prior to March 31, 2004, upon any acquisition of substantially all of the assets or capital stock of Good Times (an "Acquisition"); (ii) Bailey shall receive thirty days prior written notice of an Acquisition; and
(iii) Bailey shall have the right to exercise the Warrant prior to the closing of an Acquisition. Upon each exercise of the Warrant, Bailey shall pay the Warrant exercise price to Good Times in cash and Good Times shall issue a certificate for the purchased common stock of Good Times to such entity or entities as diesngnated by Bailey. The Warrant shall contain reclassification of the common stock of Good Times or as a result of a divident paid in common stock of Good Times. The Warrant shall contain such other terms and conditions as are customary and as are approved by Bailey, with such approval not to be unreasonably withheld.